For Immediate Release
TSX, NYSE MKT: BXE




FOR IMMEDIATE RELEASE


Calgary, Alberta, November 5, 2013


BELLATRIX EXPLORATION LTD. ANNOUNCES
CLOSING OF $175 MILLION BOUGHT DEAL FINANCING


Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to announce that it has closed its previously announced bought deal offering of 21,875,000 common shares ("Common Shares") at a price of $8.00 per Common Share for aggregate gross proceeds of approximately $175 million. The Common Shares were sold by a syndicate of underwriters.

Bellatrix has granted the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional 3,281,250 Common Shares to cover over-allotments, if any, for additional gross proceeds of up to approximately $26.25 million. The Over-Allotment Option is exercisable in whole or in part at any time up to the date that is 30 days from the closing.

Proceeds of the offering will be utilized to fund the acquisition by Bellatrix of Angle Energy Inc., fund a portion of the Corporation's obligations under the $240 million Joint Venture with Troika Resources Private Equity Fund and for general corporate purposes. If either or both of the acquisition or joint venture do not close, the proceeds are expected to be used to temporarily repay indebtedness, then to fund Bellatrix's capital expenditure program and for general corporate purposes.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements thereof. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, please contact:


Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
Suite No. 1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
(www.bellatrixexploration.com)


ADVISORIES:

This press release contains forward looking statements. More particularly, this press release contains statements concerning the anticipated use of the net proceeds of the offering. Although Bellatrix believes that the expectations reflected in these forward looking statements are reasonable, undue reliance should not be placed on them because Bellatrix can give no assurance that they will prove to be correct. Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The intended use of the net proceeds of the offering by Bellatrix might change if the board of directors of Bellatrix determines that it would be in the best interests of Bellatrix to deploy the proceeds for some other purpose. The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.